FOR IMMEDIATE RELEASE               Contact: Guy T. Marcus
April 10, 2001                               Vice President-Investor Relations
                                             214/978-2691

                                             Wendy Hall
                                             Media Relations
                                             713-676-5227


             HALLIBURTON COMPLETES SALE OF DRESSER EQUIPMENT GROUP


         DALLAS, Texas -- Halliburton Company (NYSE:HAL) announced today that it has completed the sale of Dresser Equipment Group (DEG), now called "Dresser, Inc.", to an investor group consisting primarily of First Reserve Corporation and Odyssey Investment Partners, LLC.
         The value of this sale is $1.55 billion in cash and assumed liabilities. For Halliburton the transaction results in a $500 million pre-tax gain and a $300 million after-tax gain, or $0.69 per share. This gain will be recognized in the 2001 second quarter. A subsidiary of Halliburton retains ownership of 5.1 percent of DEG, as part of the transaction. After adjustments for assumed liabilities and changes in net assets since the date of the purchase agreement, Halliburton received approximately $1.3 billion in net cash proceeds. After payment of taxes and sale expenses, Halliburton will net approximately $1.0 billion in cash. All above amounts are subject to adjustments based upon the DEG balance sheet at closing.
         Dave Lesar, chairman of the board, president and chief executive officer of Halliburton Company, said, "About a year ago we announced our plan to


                                     -more-
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Halliburton Company                         page 2

sell DEG because its lines of business did not closely fit Halliburton's core business nor our long-term goals. This sale brings sharper focus on Halliburton's core business activities. The $1.0 billion of net cash from the sale will be used to repay short-term debt, including the debt we incurred to repurchase more than $750 million of our common stock last year, as well as to support other future activities."
         First Reserve Corporation is a leading private equity firm investing solely in the energy industry with over $2.8 billion under management. First Reserve's investments include Pride International, National Oilwell, Superior Energy Services and Chicago Bridge and Iron.
         Odyssey Investment Partners LLC is a New York based partnership with over $760 million under management. The firm makes private equity investments in management buyouts and other corporate transactions primarily within the manufacturing, telecom and financial services industries.
         Halliburton Company, founded in 1919, is the world's largest provider of products and services to the petroleum and energy industries. The company serves its customers with a broad range of products and services through its Energy Services Group and Engineering and Construction Group business segments. The company's World Wide Web site can be accessed at http://www.halliburton.com.

NOTE: In accordance with the Safe Harbor provisions of the Private Securities Litigation Reform Act of 1995, Halliburton Company cautions that statements in this press release which are forward looking and which provide other than historical information involve risks and uncertainties that may impact the company's actual results of operations. Please see Halliburton's Form 10-K for the year ended December 31, 2000 for a more complete discussion of such risk factors.

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